October 24, 2019

David C. Burney
Chief Financial Officer
Astronics Corporation
130 Commerce Way
West Aurora, NY 14052

       Re: Astronics Corporation
           Form 10-K for the Year Ended December 31, 2018
           Form 8-K furnished on August 5, 2019
           File No. 000-07087

Dear Mr. Burney:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 8-K funished on August 5, 2019

Non-GAAP Performance Measures

1. We note your non-GAAP measures for adjusted consolidated sales, adjusted income from operations and adjusted net income which include adjustments to eliminate all sales and associated direct costs of your semiconductor business in the reported periods, although the divestiture of your semiconductor test business was not accounted for as discontinued
      operations pursuant to ASC 205-20. As such, your non-GAAP measures appear to substitute individually tailored recognition and measurement methods for those of
      GAAP, which is inconsistent with the guidance provided in Question 100.04 of the Non-
      GAAP Compliance and Disclosure Interpretations. In future filings, please revise your non-GAAP presentations to comply with this guidance.
 David C. Burney
Astronics Corporation
October 24, 2019
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Melissa Gilmore at (202) 551-3777 or Martin James at
(202) 551-3671
with any questions.



FirstName LastNameDavid C. Burney                         Sincerely,
Comapany NameAstronics Corporation
                                                          Division of
Corporation Finance
October 24, 2019 Page 2                                   Office of
Manufacturing
FirstName LastName